

June 8, 2011

Sai W. Chu
Chief Financial Officer
Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

> **Re:** **Seaspan Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed March 30, 2011**
> **File No. 001-32591**

Dear Mr. Chu:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects
B. Results of Operations, page 59

1. Within the analysis of "Interest Expense," in regard to interest rate swaps you state "the difference between the variable interest rate and the swapped fixed rate on operating debt is recorded in our change in fair value of financial instruments caption as required by financial reporting standards." Please tell us the accounting guidance relied upon in support of your presentation. To the extent that your current presentation is appropriate, disclose the amount of interest associated with the change between the variable and fixed interest rates included in the "change in fair value of financial instruments" caption so that investors may have a better understanding of your total interest expense.

D. Critical Accounting Estimates
Derivative Instruments, page 75

2.  We note that amounts reported as "Change in fair value of financial instruments" in your statements of operations in regard to interest rate risk are material to your results and have varied widely between periods. In view of this, please expand your disclosure here to provide more robust discussion of all significant judgments, estimates and assumptions specific to your circumstances used in determining amounts associated with your interest rate risk reported as "change in fair value of financial instruments." For example, discuss (i) the discount factors used in determining the fair values of your interest rate risk instruments and why you consider the discount factors to be appropriate in your circumstances, (ii) the reason for using the yield curve referred to in your current disclosure and why it is appropriate to use this yield curve in your circumstances, (iii) specifically how and why the yield curve and changes therein affect amounts you report, in particular the factors involved in determining the magnitude and direction (i.e., gain or loss in a period) of those amounts, and (iv) the sensitivity of changes in material factors used in determining amounts reported on those amounts. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please provide us with a copy of your intended revised disclosure.

Notes to Consolidated Financial Statements
Note 14. Financial Instruments, page F-28

3.  It appears that reclassification from accumulated other comprehensive income to earnings in regard to interest rate hedges has been material in the past. In view of this, please report the estimated amount expected to be reclassified into earnings within the next 12 months, pursuant to ASC 815-30-50-1(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3380 with any other questions.

Sincerely,


Lyn Shenk
Branch Chief